Exhibit 1

Elbit Systems Awarded a $107 Million Contract from
the Israeli MOD to Supply Advanced Armor Training Centers

Haifa, Israel, January 3, 2023 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded a contract valued at  approximately $107 million to provide, operate and maintain the new Main Battle Tank (MBT) simulation and training centers of the Israeli Defense Forces' (IDF) Armored Corps. The new training centers will train commanders and soldiers of the Armored Corps and will maintain readiness of  both regular and reserve units. The centers will be delivered over a three-year period and the contract includes operation and maintenance services for an additional period of fifteen years.

The future simulation and training centers will operate on the IDF’s cloud using the Elbit Systems' cloud-native platform-agnostic OneSimTM simulation software infrastructure. The IDF's new MBT training systems will include high fidelity platform trainer turrets and high fidelity platform trainer drivers with accurate physical models. The training systems integrate the tank’s operational sub-systems and simulate main and secondary armament weapon capabilities, all connected to an innovative common synthetic simulation environment, aiming to provide commanders and tank crews with the capability to experience a range of real-life battlefield challenges. The systems will support individual and collective training up to company level.

The new training centers will incorporate dedicated stations designed to train the crews together with operational intelligence, combat support and logistic units enabling the training of all the components of the combined arms company in a range of operational combat scenarios. Integrated advanced recording and debriefing capabilities will enable event reruns, logging and data analysis as well as trainees performance tracking, from qualification training to training during reserve duty.

Elbit Systems’ training and simulation technological solutions have been selected to-date by a range of customers among them the U.S., Israel, the UK, Greece, The Netherlands, Poland and others.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, said: “We are proud to support the IDF's efforts to elevate its tank training to the next level. Armed Forces around the world are redesigning their training capabilities seeking to increase readiness while improving efficiency at the same time. This contract award underlines our leading position in this area.”

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Senior Executive VP – Business Management
Tel:  +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

IR Contact:

Ehud Helft
Kenny Green
EK Global Investor Relations
Tel: 1-212-378-8040
elbitsystems@ekgir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.